

Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President & Deputy General Counsel
Listing Qualifications

October 27, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 27, 2020 The Nasdaq Stock Market (the "Exchange") received from BULL HORN HOLDINGS CORP. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Ordinary Share and one Redeemable Warrant
Ordinary Share of no par value
Redeemable Warrants, each whole warrant exercisable for one-half of one Ordinary Share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Yolanda Goettsch